Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2014 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2014 Fourth Quarter and Full Year

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(6) reached $341.8 million in 4Q14 and $1.26 billion in FY14 representing a YoY increase of 23.0% and 18.6%, respectively. Gross bookings for Hotels and packages increased by 56.7% YoY in 4Q14 and by 48.0% YoY in FY14.

•	Transactions for Hotels and packages improved by 68.9% YoY in 4Q14 and by 53.1% YoY in FY14.

•	Revenue rose 24.3% YoY to $60.9 million in 4Q14 and grew 22.2% YoY to $255.4 million for FY14.

•	Revenue less service costs(2) increased 45.1% YoY to $28.5 million in 4Q14 and increased 31.6% YoY to $106.4 million for FY14.

•	Revenue less service costs(2) for Hotels and packages increased 54.6% YoY in 4Q14 and 54.1% YoY in FY14. Hotels and packages contribution increased to 37.7% in 4Q14 versus 35.3% in 4Q13 and increased to 36.6% in FY14 versus 31.3% in FY13.

Gurgaon, India and New York, May 21, 2014 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fourth fiscal quarter and full fiscal year ended March 31, 2014.

“MakeMyTrip is delighted to report strong operating and financial performance for the fiscal 2014 fourth quarter and full year,” said Deep Kalra, Chairman and Group CEO. “Our sustained market leadership reflects the success of our customer focused execution in a challenging operating environment. In addition, for the fiscal year 2014, our non-air net revenue represented more than 41% of total net revenue, an improvement from 35% contribution in fiscal year 2013.”

(in thousands except EPS)	3 months Ended March 31, 2013	3 months Ended March 31, 2014	YoY Change	YoY Change in constant currency(1)	Year Ended March 31, 2013	Year Ended March 31, 2014	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$55,189.0	$60,851.0	10.3%	24.3%	$228,821.9	$255,374.6	11.6%	22.2%
Revenue Less Service Costs(2)	$21,773.3	$28,527.7	31.0%	45.1%	$88,165.2	$106,395.1	20.7%	31.6%
Air Ticketing	$13,144.9	$16,094.0	22.4%	39.1%	$56,769.2	$62,051.5	9.3%	21.1%
Hotels & packages	$7,696.8	$11,060.7	43.7%	54.6%	$27,592.2	$39,992.9	44.9%	54.1%
Other	$931.5	$1,373.0	47.4%	49.7%	$3,803.8	$4,350.7	14.4%	25.8%
Results from Operating Activities	($8,692.8)	($2,814.3)			($18,062.0)	($15,321.6)
Adjusted Operating Loss(3)	($5,496.6)	($1,344.8)			($5,118.3)	($3,451.2)
Loss for the period(4)	($20,315.0)	($2,662.7)			($27,589.1)	($20,905.6)
Adjusted Net Loss(5)	($6,523.7)	($525.7)			($6,042.4)	($7,279.3)
Diluted loss per share	($0.54)	($0.07)			($0.74)	($0.55)
Adjusted Diluted loss per share(5)	($0.17)	($0.01)			($0.16)	($0.19)
Operating Metrics
Gross Bookings(6)	$311,682.2	$341,842.5	9.7%	23.0%	$1,169,558.6	$1,261,217.5	7.8%	18.6%
Air Ticketing	$248,879.3	$250,721.6	0.7%	14.4%	$939,637.5	$943,699.1	0.4%	11.4%
Hotels & packages	$62,802.9	$91,120.8	45.1%	56.7%	$229,921.0	$317,518.4	38.1%	48.0%
Number of Transactions
Air Ticketing	1054.2	1035.4	-1.8%		3794.1	3999.2	5.4%
Hotels & packages	167.0	282.1	68.9%		568.1	869.8	53.1%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, direct cost related to secondary offering by shareholders, merger and acquisition related expenses, gain on bargain purchase and amortization of acquisition related intangibles.
(4)	Includes deferred tax expense recognized in the quarter and year ended March 31, 2013 of USD 10.5 million and USD 8.5 million, respectively.
(5)	Profit (loss) for the period excluding employee share-based compensation costs, direct cost related to secondary offering by shareholders, direct cost related to public offerings, merger and acquisition related expenses, gain on bargain purchase, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination, net (gain) loss on change in fair value of derivative financial instrument and income tax (benefit) expense.
(6)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (6) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other Information

Share Repurchase

The following table provides information about purchases made by us during the period beginning on October 1, 2012 and ending March 31, 2014, of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/01/12 – 10/31/12	NIL	$ NIL	NIL	$ NIL
11/01/12 – 11/30/12	NIL	$ NIL	NIL	$25,000,000
12/01/12 – 12/31/12	40,142	$12.63	40,142	$24,492,145
01/01/13 – 01/31/13	NIL	$ NIL	NIL	$24,492,145
02/01/13 – 02/28/13	NIL	$ NIL	NIL	$24,492,145
03/01/13 – 03/31/13	NIL	$ NIL	NIL	$24,492,145
04/01/13 – 04/30/13	NIL	$ NIL	NIL	$24,492,145
05/01/13 – 05/31/13	100	$12.50	100	$24,490,893
06/01/13 – 06/30/13	NIL	$ NIL	NIL	$24,490,893
07/01/13 – 07/31/13	NIL	$ NIL	NIL	$24,490,893
08/01/13 – 08/31/13	NIL	$ NIL	NIL	$24,490,893
09/01/13 – 09/30/13	NIL	$ NIL	NIL	$24,490,893
10/01/13 – 10/31/13	NIL	$ NIL	NIL	$24,490,893
11/01/13 – 11/30/13	NIL	$ NIL	NIL	$24,490,893
12/01/13 – 12/31/13	NIL	$ NIL	NIL	$24,490,893
01/01/14 – 01/31/14	NIL	$ NIL	NIL	$24,490,893
02/01/14 – 02/28/14	NIL	$ NIL	NIL	$24,490,893
03/01/14 – 03/31/14	NIL	$ NIL	NIL	$24,490,893

Total	40,242	$12.63	40,242	$24,490,893

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. In the year ended March 31, 2014, we repurchased 100 ordinary shares at an average price of approximately $12.50 per share (excluding broker and transaction fees). As of March 31, 2014, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2014 Fourth Quarter Financial Results

Revenue. We generated revenue of $60.9 million in the quarter ended March 31, 2014, an increase of 10.3% (24.3% in constant currency) over revenue of $55.2 million in the quarter ended March 31, 2013.

Air Ticketing. Revenue from our air ticketing business increased by 16.1% (32.2% in constant currency) to $16.4 million in the quarter ended March 31, 2014 from $14.1 million in the quarter ended March 31, 2013. Our revenue less service costs increased by 22.4% (39.1% in constant currency) to $16.1 million in the quarter ended March 31, 2014 from $13.1 million in the quarter ended March 31, 2013. This was primarily due to an increase in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 5.3% in the quarter ended March 31, 2013 to 6.4% in the quarter ended March 31, 2014.

Hotels and Packages. Revenue from our hotels and packages business increased by 7.3% (20.9% in constant currency) to $43.1 million in the quarter ended March 31, 2014, from $40.2 million in the quarter ended March 31, 2013. Our revenue less service costs increased by 43.7% (54.6% in constant currency) to $11.1 million in the quarter ended March 31, 2014 from $7.7 million in the quarter ended March 31, 2013. This was attributed to an increase in gross bookings of 45.1% (56.7% in constant currency) and a 68.9% increase in the number of transactions year over year. The growth in this segment was aided by the acquisition of Easytobook Group in February 2014.

Other Revenue. Our other revenue increased to $1.4 million in the quarter ended March 31, 2014 from $0.9 million in the quarter ended March 31, 2013, primarily due to an increase in facilitation fees from travel insurance sales.

Total Revenue less Service Costs. Our total revenue less service costs increased by 31.0% (45.1% in constant currency) to $28.5 million in the quarter ended March 31, 2014 from $21.8 million in the quarter ended March 31, 2013, primarily as a result of a 43.7% (54.6% in constant currency) increase in our hotels and packages revenue less service costs and a 22.4% (39.1% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses decreased to $8.4 million in the quarter ended March 31, 2014 from $9.8 million in the quarter ended March 31, 2013, mainly due to lower employee share-based compensation costs in the quarter ended March 31, 2014. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 9.8 percentage points year over year.

Other Operating Expenses. Other operating expenses increased by 15.8% to $22.5 million in the quarter ended March 31, 2014 from $19.4 million in the quarter ended March 31, 2013, primarily as a result of an increase in advertisement expenses and payment gateway charges in line with the growth in our business and the consolidation of our recent acquisition. Other operating expenses include merger and acquisition related expenses of $0.2 million in the quarter ended March 31, 2014 as against $0.001 million in quarter ended March 31, 2013. Merger and acquisition related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $2.8 million in the quarter ended March 31, 2014 as compared to a loss of $8.7 million in the quarter ended March 31, 2013. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles and merger and acquisition related expenses for both quarters ended March 31, 2014 and 2013 and gain on bargain purchase in the quarter ended March 31,2014, we would have recorded an operating loss of $1.3 million in the quarter ended March 31, 2014 as compared with an operating loss of $5.5 million in the quarter ended March 31, 2013.

Net Finance Income (Costs). Our net finance income was $0.2 million in the quarter ended March 31, 2014 versus a net finance cost of $1.0 million in the quarter ended March 31, 2013, primarily due to higher provisioning of loss on trade and other receivables in the quarter ended March 31, 2013.

Income tax benefit (expense). In the quarter ended March 31, 2013, we recorded impairment of deferred tax asset of $10.5 million related to our Indian subsidiary, based on the evaluation of convincing evidence as required by International Accounting Standard -Income Taxes (IAS 12). The impairment had no impact on our ability to utilize loss carry forwards or tax assets in the future and was not a reflection of management’s views on its ability to increase the profitability of the business in the future. During the quarter ended March 31, 2014, we did not recognize deferred tax asset on tax losses and other temporary differences based on recognition guidance as required by IAS 12.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended March 31, 2014 was $2.7 million as compared to a loss of $20.3 million in the quarter ended March 31, 2013. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, merger and acquisition related expenses, net change in fair value of financial liability related to business combination, income tax benefit (expense) for the fourth quarter of both fiscal years 2014 and 2013, net (gain) loss on change in the fair value of derivative financial instruments in the quarter ended March 31, 2013, direct costs related to public offerings, and gain on bargain purchase in the quarter ended March 31, 2014, we would have recorded a net loss of $0.5 million in the quarter ended March 31, 2014 and a net loss of $6.5 million in the quarter ended March 31, 2013.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.07 for the quarter ended March 31, 2014 as compared to diluted loss per share of $0.54 in the quarter ended March 31, 2013. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, merger and acquisition related expenses, net change in fair value of financial liability related to business combination, income tax benefit (expense) for the fourth quarter of both fiscal years 2014 and 2013, net (gain) loss on change in the fair value of derivative financial instruments in the quarter ended March 31, 2013, direct costs related to public offerings and gain on bargain purchase in the quarter ended March 31, 2014, as mentioned in the preceding paragraph, diluted loss per share would have been $0.01 in the quarter ended March 31, 2014, compared to diluted loss per share of $0.17 in the quarter ended March 31, 2013.

Fiscal 2014 Full Year Financial Results

Revenue. We generated revenue of $255.4 million in the year ended March 31, 2014, an increase of 11.6% (22.2% in constant currency) over revenue of $228.8 million in the year ended March 31, 2013.

Air Ticketing. Revenue from our air ticketing business increased by 9.3% (21.1% in constant currency) to $66.5 million in the year ended March 31, 2014 from $60.9 million in the year ended March 31, 2013. Our revenue less service costs increased by 9.3% (21.1% in constant currency) to $62.1 million in the year ended March 31, 2014 from $56.8 million in the year ended March 31, 2013. This growth was driven by an increase in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 6.0% in the year ended March 31, 2013 to 6.6% in the year ended March 31, 2014 and a 5.4% year on year increase in air ticketing transactions for the full fiscal year.

Hotels and Packages. Revenue from our hotels and packages business increased by 12.4% (22.6%% in constant currency) to $184.5 million in the year ended March 31, 2014 from $164.1 million in the year ended March 31, 2013. Our revenue less service costs increased by 44.9% (54.1% in constant currency) to $40.0 million in the year ended March 31, 2014 from $27.6 million in the year ended March 31, 2013. This growth was due to an increase in gross bookings by 38.1% (48.0% in constant currency), a 53.1% increase in the number of transactions and an expansion of net revenue margins from 12.0% in the year ended March 31, 2013 to 12.6% in the year ended March 31, 2014. The growth in this segment was further aided by the acquisition of Easytobook Group in February 2014.

Other Revenue. Our other revenue increased to $4.4 million in the year ended March 31, 2014 from $3.8 million in the year ended March 31, 2013, primarily due to an increase in facilitation fees from travel insurance sales.

Total Revenue less Service Costs. Our total revenue less service costs increased by 20.7% (31.6% in constant currency) to $106.4 million in the year ended March 31, 2014 from $88.2 million in the year ended March 31, 2013. This growth resulted from a 44.9% (54.1% in constant currency) increase in our hotels and packages revenue less service costs and an increase of 9.3% (21.1% in constant currency) in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased to $37.2 million in the year ended March 31, 2014 from $34.5 million in the year ended March 31, 2013. This increase was on account of annual increase in wages, some growth in employee headcount mainly in hotels and packages business, consolidation of the acquisitions in the previous quarter, which was partially offset by lower employee share-based compensation costs in the year ended March 31, 2014. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 137 basis points year over year in the year ended March 31, 2014.

Other Operating Expenses. Other operating expenses increased by 17.9% to $80.1 million in the year ended March 31, 2014 from $68.0 million in the year ended March 31, 2013, primarily as a result of an increase in advertising and business promotion expenses and payment gateway charges in line with the growth in our business and recent acquisition. Other operating expenses includes merger and acquisition related expenses of $0.4 million in the year ended March 31, 2014 as against $0.7 million in year ended March 31, 2013. Merger and acquisition related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $15.3 million in the year ended March 31, 2014 versus a loss of $18.1 million in the year ended March 31, 2013. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles for both fiscal years 2014 and 2013, direct cost related to registration of shares by shareholders and gain on bargain purchase for fiscal year 2014, we would have recorded an operating loss of $3.5 million in the year ended March 31, 2014 compared with an operating loss of $5.1 million in the year ended March 31, 2013.

Net Finance Income (Costs). Our net finance cost was $5.3 million in the year ended March 31, 2014 versus a cost of $0.7 million in the year ended March 31, 2013, primarily due to lower interest income earned on term deposits with banks, higher foreign exchange loss and higher provisioning of loss on trade and other receivables in the year ended March 31, 2014.

Income tax benefit (expense). In the year ended March 31, 2013, we recorded impairment of deferred tax asset of $8.5 million related to our Indian subsidiary, based on the evaluation of convincing evidence as required by IAS 12. The impairment had no impact on our ability to utilize loss carry forwards or tax assets in the future and was not a reflection of management’s views on its ability to increase the profitability of the business in the future. During the year ended March 31, 2014, we did not recognize deferred tax asset on tax losses and other temporary differences based on recognition guidance as required by IAS 12.

Profit (Loss) for the year. As a result of the foregoing factors, including the effects of income tax benefit (expense), employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles and public offering costs and gain on bargain purchase for fiscal year 2014, our loss for the year ended March 31, 2014 was $20.9 million as compared to a loss of $27.6 million in the year ended March 31, 2013. Excluding the effects of merger and acquisition related expenses, amortization of acquisition related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments and net change in fair value of financial liability related to business combination for both fiscal years 2014 and 2013, deferred tax benefit (expense) on previous year’s tax losses in fiscal year 2013, public offering costs and gain on bargain purchase in fiscal year 2014, we would have recorded a net loss of $7.3 million in the year ended March 31, 2014 and a net loss of $6.0 million in year ended March 31, 2013.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.55 for the year ended March 31, 2014 as compared to loss per share of $0.74 in the corresponding prior fiscal year. Adjusted for merger and acquisition related expenses, amortization of acquisition related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments and net change in fair value of financial liability related to business combination for both fiscal years 2014 and 2013, deferred tax benefit (expense) on previous year’s tax losses in fiscal year 2013, public offering costs and gain on bargain purchase in fiscal year 2014, as mentioned in the preceding paragraph, diluted loss per share was $0.19 in the year ended March 31, 2014 as compared to loss per share of $0.16 in the year ended March 31, 2013.

Fiscal Year 2014-15 Outlook

As we enter fiscal 2015, we are optimistic of an improving operating environment and a new majority government in India that is focused on economic growth. While we are cautious of the current volatility in the airline industry, the strong growth in our Hotels and packages business gives us confidence of delivering on our strategic and financial objectives in fiscal 2015. We are initiating our fiscal year 2015 annual revenue less service cost guidance with a growth of 24%-28%, which is in the range of $132 million to $136 million.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter and year ended March 31, 2014 beginning at 10:00 a.m. EDT on May 21, 2014. To participate, please dial + 1-866-515-2912 from within the U.S. or +1-617-399-5126 from any other country. Thereafter, callers will be prompted to enter the participant passcode 49515319. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one weeks by dialing +1-888-286-8010 and using passcode 44040193. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), direct cost related to registration of shares by the shareholders, direct cost related to public offerings, merger and acquisition related expenses, gain on bargain purchase, net change in fair value of financial liability related to business combination, net (gain) loss on change in the fair value of derivative financial instruments and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 13, 2013, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 11,400 hotels and guesthouses in India, more than 170,200 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31
	2013	2014
	(in USD)
Assets
Property, plant and equipment	9,203,826	8,532,640
Intangible assets and goodwill	34,987,017	39,240,542
Trade and other receivables, net	820,951	982,585
Investment in equity-accounted investee	1,294,082	1,122,594
Other investments	4,958,994	3,973,363
Derivative instruments	14,678	—
Term deposits	911,245	75,656,254
Non-current tax assets	—	6,515,244
Other non-current assets	527,391	476,326

Total non-current assets	52,718,184	136,499,548

Inventories	1,522,693	515,663
Derivative instruments	188,973	—
Current tax assets	7,535,440	2,183,841
Trade and other receivables, net	25,290,442	28,373,066
Term deposits	47,203,717	29,513,593
Other current assets	23,659,215	34,739,530
Cash and cash equivalents	36,501,478	38,011,775

Total current assets	141,901,958	133,337,468

Total assets	194,620,142	269,837,016

Equity
Share capital	18,797	20,836
Share premium	153,742,563	238,423,499
Reserves	(494,988)	(1,481,871)
Accumulated deficit	(60,964,228)	(81,806,068)
Share based payment reserve	19,901,803	20,092,179
Foreign currency translation reserve	(10,904,046)	(13,663,555)

Total equity attributable to equity holders of the Company	101,299,901	161,585,020
Non-controlling interest	694,050	714,505

Total equity	101,993,951	162,299,525

Liabilities
Loans and borrowings	284,433	203,108
Employee benefits	1,010,293	963,176
Deferred revenue	—	2,353,593
Deferred tax liabilities	383,444	277,096
Other non-current liabilities	6,804,211	7,667,666

Total non-current liabilities	8,482,381	11,464,639

Bank overdraft	866,521	—
Loans and borrowings	135,459	115,005
Trade and other payables	80,592,241	86,213,527
Deferred revenue	37,901	1,336,238
Other current liabilities	2,511,688	8,408,082

Total current liabilities	84,143,810	96,072,852

Total liabilities	92,626,191	107,537,491

Total equity and liabilities	194,620,142	269,837,016

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended March 31,		For the year ended March 31,
	2013	2014	2013	2014
	(in USD)
Revenue
Air ticketing	14,097,846	16,368,507	60,888,851	66,523,174
Hotels and packages	40,159,580	43,109,419	164,129,318	184,500,736
Other revenue	931,541	1,373,032	3,803,776	4,350,701

Total revenue	55,188,967	60,850,958	228,821,945	255,374,611

Other income	—	1,168,495	—	1,312,299

Service cost
Procurement cost of hotel and packages services	32,462,790	32,048,746	136,537,143	144,507,848
Cost of air tickets coupon	952,914	274,537	4,119,631	4,471,703
Personnel expenses	9,808,287	8,366,354	34,520,455	37,220,798
Other operating expenses	19,409,091	22,482,293	67,953,977	80,116,006
Depreciation and amortization	1,248,655	1,661,817	3,752,743	5,692,145

Result from operating activities	(8,692,770)	(2,814,294)	(18,062,004)	(15,321,590)

Finance income	1,076,449	1,200,507	4,197,603	2,441,764
Finance costs	2,027,122	993,976	4,939,526	7,775,731

Net finance costs	(950,673)	206,531	(741,923)	(5,333,967)

Share of loss of equity-accounted investee	(65,538)	(51,715)	(186,130)	(171,487)

Profit (loss) before tax	(9,708,981)	(2,659,478)	(18,990,057)	(20,827,044)
Income tax benefit (expense)	(10,605,982)	(3,240)	(8,599,023)	(78,520)

Profit (loss) for the period	(20,314,963)	(2,662,718)	(27,589,080)	(20,905,564)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	319,019	549,885	(2,309,906)	(2,767,820)
Net change in fair value of available-for-sale financial assets	(44,641)	(15,738)	459,047	(985,631)

	274,378	534,147	(1,850,859)	(3,753,451)

Items that never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liabilty	(55,635)	(3,668)	(125,748)	63,999
Income tax benefit (expense) on other comprehensive income	(13,800)	—	(13,800)	—

Other comprehensive income (loss) for the period, net of tax	204,943	530,479	(1,990,407)	(3,689,452)

Total comprehensive income (loss) for the period	(20,110,020)	(2,132,239)	(29,579,487)	(24,595,016)

Profit (Loss) attributable to:
Owners of the Company	(20,407,056)	(2,707,050)	(27,592,521)	(20,934,330)
Non-controlling interest	92,093	44,332	3,441	28,766

Loss for the period	(20,314,963)	(2,662,718)	(27,589,080)	(20,905,564)

Total comprehensive income (loss) attributable to:
Owners of the Company	(20,192,807)	(2,178,032)	(29,583,133)	(24,615,471)
Non-controlling interest	82,787	45,793	3,646	20,455

Total comprehensive loss for the period	(20,110,020)	(2,132,239)	(29,579,487)	(24,595,016)

Loss per share
Basic	(0.54)	(0.07)	(0.74)	(0.55)
Diluted	(0.54)	(0.07)	(0.74)	(0.55)

Weighted average number of shares
Basic	37,496,507	38,309,439	37,315,434	37,832,246
Diluted	37,496,507	38,309,439	37,315,434	37,832,246

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve for own shares	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total Equity
	(In USD)
Balance as at April 1, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	(20,934,330)	—	—	(20,934,330)	28,766	(20,905,564)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,759,509)	(2,759,509)	(8,311)	(2,767,820)
Net change in fair value of available-for-sale financial assets	—	—	—	(985,631)	—	—	—	(985,631)	—	(985,631)
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	63,999	—	—	63,999	—	63,999

Total other comprehensive income (loss)	—	—	—	(985,631)	63,999	—	(2,759,509)	(3,681,141)	(8,311)	(3,689,452)

Total comprehensive income (loss) for the year	—	—	—	(985,631)	(20,870,331)	—	(2,759,509)	(24,615,471)	20,455	(24,595,016)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,151,803	—	11,151,803	—	11,151,803
Issue of ordinary shares on exercise of share based awards	376	11,249,546	—	—	—	(10,932,936)	—	316,986	—	316,986
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	28,491	(28,491)	—	—	—	—

Own shares acquired	—	—	(1,252)	—	—	—	—	(1,252)	—	(1,252)
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,663	73,431,390	—	—	—	—	—	73,433,053	—	73,433,053

Total transactions with owners	2,039	84,680,936	(1,252)	—	28,491	190,376	—	84,900,590	—	84,900,590

Balance as at March 31, 2014	20,836	238,423,499	(526,350)	(955,521)	(81,806,068)	20,092,179	(13,663,555)	161,585,020	714,505	162,299,525

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the year ended March 31,
	2013	2014
	(in USD)
Loss for the year	(27,589,080)	(20,905,564)
Adjustments for non-cash items	24,933,929	21,123,907
Change in working capital	16,251,048	(4,175,939)

Net cash from (used in) operating activities	13,595,897	(3,957,596)

Net cash from (used in) investing activities	(17,948,068)	(64,451,925)

Net cash from (used in) used in financing activities	(1,393,981)	72,458,995

Increase (decrease) in cash and cash equivalents	(5,746,152)	4,049,474
Cash and cash equivalents at beginning of the year	43,798,230	35,634,957
Effect of exchange rate fluctuations on cash held	(2,417,121)	(1,672,656)

Cash and cash equivalents at end of the year	35,634,957	38,011,775

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

Information about reportable segments:

	Three months ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2013	2014	2013	2014	2013	2014	2013	2014
Revenue	14,097,846	16,368,507	40,159,580	43,109,419	931,541	1,373,032	55,188,967	60,850,958

Less:
Service cost	952,914	274,537	32,462,790	32,048,746	—	—	33,415,704	32,323,283

Revenue less service cost	13,144,932	16,093,970	7,696,790	11,060,673	931,541	1,373,032	21,773,263	28,527,675

	Year ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2013	2014	2013	2014	2013	2014	2013	2014
Revenue	60,888,851	66,523,174	164,129,318	184,500,736	3,803,776	4,350,701	228,821,945	255,374,611

Less:
Service cost	4,119,631	4,471,703	136,537,143	144,507,848	—	—	140,656,774	148,979,551

Revenue less service cost	56,769,220	62,051,471	27,592,175	39,992,888	3,803,776	4,350,701	88,165,171	106,395,060

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2013	2014	2013	2014
	(in USD)
Result from operating activities as per IFRS	(8,692,770)	(2,814,294)	(18,062,004)	(15,321,590)
Add: Employee share-based compensation costs	2,867,133	2,061,535	11,667,188	11,096,803
Add: Direct cost related to registration of shares by shareholders	—	—	—	114,705
Less: Gain on bargain purchase	—	(1,168,495)	—	(1,168,495)
Add: Merger and acquisitions related expenses	8,947	188,833	704,974	438,833
Add: Acquisition related intangibles amortization	320,093	387,632	571,516	1,388,567

Adjusted Operating Loss	(5,496,597)	(1,344,789)	(5,118,326)	(3,451,177)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2013	2014	2013	2014
	(in USD)
Profit (Loss) for the period as per IFRS	(20,314,963)	(2,662,718)	(27,589,080)	(20,905,564)
Add: Employee share-based compensation costs	2,867,133	2,061,535	11,667,188	11,096,803
Add: Direct cost related to public offerings	—	390,690	—	505,395
Less: Gain on bargain purchase	—	(1,168,495)	—	(1,168,495)
Add: Acquisition related intangibles amortization	320,093	387,632	571,516	1,388,567
Add (Less): Net (gain) loss on change in fair value of derivative financial instrument	(284,615)	—	(150,732)	203,651
Add: Merger and acquisitions related expenses	8,947	188,833	704,974	438,833
Add (Less): Net change in fair value of financial liability related to business combination	273,678	273,612	154,726	1,082,962
Less: Income tax (benefit) expense	10,605,982	3,240	8,599,023	78,520

Adjusted Net Loss	(6,523,745)	(525,671)	(6,042,385)	(7,279,328)

Adjusted Earnings (Loss) per share
Diluted	(0.17)	(0.01)	(0.16)	(0.19)

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended March 31, 2014,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	16.1%	7.3%	47.4%	10.3%	22.4%	43.7%	47.4%	31.0%
Impact of Foreign Currency Translation	16.1%	13.6%	2.4%	14.0%	16.7%	10.9%	2.3%	14.0%

Constant Currency Growth	32.2%	20.9%	49.8%	24.3%	39.1%	54.6%	49.7%	45.1%

	For the year ended March 31, 2014,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	9.3%	12.4%	14.4%	11.6%	9.3%	44.9%	14.4%	20.7%
Impact of Foreign Currency Translation	11.8%	10.2%	11.4%	10.6%	11.8%	9.1%	11.4%	10.9%

Constant Currency Growth	21.1%	22.6%	25.8%	22.2%	21.1%	54.1%	25.8%	31.6%

	For the three months ended March 31,		For the year ended March 31,
	2013	2014	2013	2014
	(in thousands, except percentages)
Number of transactions
Air ticketing	1,054.2	1,035.4	3,794.1	3,999.2
Hotels and packages	167.0	282.1	568.1	869.8

Revenue less service cost:
Air ticketing	13,144.9	16,094.0	56,769.2	62,051.5
Hotels and packages	7,696.8	11,060.7	27,592.2	39,992.9
Other revenue	931.5	1,373.0	3,803.8	4,350.7

	21,773.3	28,527.7	88,165.2	106,395.1

Gross Bookings
Air ticketing	248,879.3	250,721.6	939,637.5	943,699.1
Hotels and packages	62,802.9	91,120.8	229,921.0	317,518.4

	311,682.2	341,842.5	1,169,558.6	1,261,217.5

Net revenue margins
Air ticketing	5.3%	6.4%	6.0%	6.6%
Hotels and packages	12.3%	12.1%	12.0%	12.6%

Combined net revenue margin for air ticketing and hotels and packages	6.7%	7.9%	7.2%	8.1%